EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Offering Statement on Form S-1 of our report dated March 17, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, relating to the financial statements of Forza X1, Inc. as of December 31, 2021 (successor) and 2020 (predecessor) and for the period from October 15, 2021 through December 31, 2021 (successor), the period from January 1, 2021 through October 14, 2021 (predecessor) and for the year ended December 31, 2020 (predecessor). Our opinion also included an emphasis of matter paragraph relating to the restatement of the financial statements. We also consent to the reference to our firm under the heading "Experts" appearing therein.

Grassi & Co., CPAs, P.C.

Jericho, New York

April 7, 2022